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Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.     Name and Address of Company

  Falconbridge Limited
  181 Bay Street, Suite 200
  BCE Place
  Toronto, Ontario
  M5J 2T3

2.     Date of Material Change

  June 30, 2005

3.     News Release

  A press release was issued by Falconbridge Limited (also referred to herein as "new Falconbridge") on June 30, 2005 in Toronto, Ontario through CCNMatthews.

4.     Summary of Material Change

  On Thursday, June 30, 2005, Falconbridge Limited issued a press release announcing that it had successfully completed the previously announced amalgamation between Noranda Inc. ("Noranda") and the former Falconbridge Limited. The newly amalgamated company will continue under the name Falconbridge Limited and, effective July 6, 2005, will trade under a new stock symbol (TSX: FAL.LV and NYSE: FAL).

  The amalgamation of Noranda and Falconbridge Limited was approved by Noranda common and junior preference shareholders and by Falconbridge Limited common shareholders at special meetings of those shareholders held on June 30, 2005. As a result, each outstanding Falconbridge Limited common share (other than shares held by Noranda or dissenting shareholders) was converted into 1.77 common shares of the new Falconbridge. In addition, outstanding Noranda common shares, preferred shares and junior preference shares and Falconbridge preferred shares (other than shares held by dissenting shareholders) were converted into an equal number of new Falconbridge common shares, preferred shares and junior preference shares, as applicable. Each of these securities have the same attributes as the predecessor Noranda or Falconbridge Limited security existing immediately prior to the amalgamation.

5.     Full Description of Material Change

  Reference is made to the press release attached as Schedule "A" hereto.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  Stephen K. Young
  Corporate Secretary
  (416) 982-7069

9.     Date of Report

  July 6, 2005

SCHEDULE "A" — PRESS RELEASE

Noranda and Falconbridge Complete Amalgamation
Continue as Falconbridge Limited

Toronto, June 30, 2005 — Falconbridge Limited today announced the successful completion of the amalgamation between Noranda Inc. and the former Falconbridge. The newly amalgamated company will continue under the name Falconbridge Limited and, effective July 6, 2005, will trade under a new stock symbol (TSX: FAL.LV and NYSE: FAL).

The amalgamation of Noranda and Falconbridge was overwhelmingly approved by Noranda common and junior preference shareholders and by Falconbridge common shareholders at special meetings of those shareholders held earlier today. As a result, each outstanding Falconbridge common share (other than shares held by Noranda or dissenting shareholders) was converted into 1.77 common shares of the new Falconbridge. In addition, outstanding Noranda common shares, preferred shares and junior preference shares and Falconbridge preferred shares (other than shares held by dissenting shareholders) were converted into an equal number of new Falconbridge common shares, preferred shares and junior preference shares, as applicable. Each of these securities will have the same attributes as the predecessor Noranda or Falconbridge security existing immediately prior to the amalgamation.

"Falconbridge is one of North America's largest base metals companies with assets of approximately US$12 billion," said Derek Pannell, Chief Executive Officer of Falconbridge. "As a widely held company, Falconbridge should benefit from increased shareholder liquidity, substantial leverage to strong market fundamentals for base metals and enhanced financial flexibility."

"With greater financial and operational strength, Falconbridge is well positioned to compete globally in the copper and nickel businesses," added Mr. Pannell. "I would also like to thank the shareholders of both Falconbridge and Noranda for their support throughout this process."

In order to receive a certificate representing new Falconbridge common shares, holders of Falconbridge common shares must surrender their share certificates representing Falconbridge common shares to CIBC Mellon Trust Company in accordance with the instructions contained in the letter of transmittal that will be mailed to shareholders on or about July 5, 2005. Until such time as Falconbridge common shareholders surrender their share certificates to CIBC Mellon Trust Company, any dividends or other distributions made with respect to new Falconbridge common shares, with a record date on or after June 30, 2005, will be held by CIBC Mellon Trust Company, as depositary, for such holders.

Upon surrender of Falconbridge common share certificates, holders will receive (i) a certificate representing new Falconbridge common shares to which the holder is entitled pursuant to the amalgamation and (ii) a cheque in respect of any dividends or other distributions made with respect to such new Falconbridge shares with a record date on or after June 30, 2005.

Holders of share certificates that immediately prior to the amalgamation represented any class of Noranda shares or represented Falconbridge preferred shares are not required to surrender such certificates in order to receive any dividends or other distributions declared or made with respect to the corresponding shares of the new Falconbridge with a record date on or after June 30, 2005. Certificates which represented Noranda common shares, Noranda preferred shares, Noranda junior preference shares or Falconbridge preferred shares prior to the amalgamation will represent the same number of new Falconbridge common shares, new Falconbridge preference shares and new Falconbridge junior preference shares, as applicable, and will be replaced upon transfer.

New Stock Symbols

        The listed common shares, preferred shares and junior preference shares of the new Falconbridge will continue to trade under their existing symbols until Wednesday, July 6, 2005, when they will begin trading on the Toronto Stock Exchange under the following stock symbols:

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding

Common Shares(1)	FAL.LV	367,327,263

Preferred Shares, Series 2	FAL.PR.A	4,787,283

Preferred Shares, Series 3	FAL.PR.B	3,122,882

Preferred Shares, Series F	FAL.PR.F	3,246,057

Preferred Shares, Series G	FAL.PR.G	8,753,943

Preferred Shares, Series H	FAL.PR.H	6,000,000

Junior Preference Shares, Series 1(2)	FAL.PR.X	19,999,899

Junior Preference Shares, Series 2(2)	FAL.PR.Y	19,999,899

Junior Preference Shares, Series 3(2)	FAL.PR.Z	9,999,903

(1)
The new Falconbridge common shares will also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U. (2) 8,000,000 junior preference shares, series 1, 8,000,000 junior preference shares, series 2 and 4,000,000 junior preference shares, series 3 will be redeemed on August 11, 2005, as previously announced.

The new Falconbridge common shares will commence trading on the New York Stock Exchange on Wednesday, July 6, 2005 under the symbol FAL. Historical stock trading information for the symbol FAL on the Toronto Stock Exchange and the New York Stock Exchange will reflect Noranda's trading history.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Falconbridge's common shares will be listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Falconbridge, to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed in Noranda's Annual Report on Form 40-F filed with the Securities and Exchange Commission. Falconbridge does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Media
Ian Hamilton
Director, Communications and Public Affairs
Falconbridge Limited
416-982-7161
ian.hamilton@toronto.norfalc.com

Investors
Tracey Wise
Manager, Investor Relations
Falconbridge Limited
416-982-7178
tracey.wise@toronto.norfalc.com

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FORM 51-102F3 MATERIAL CHANGE REPORT
SCHEDULE "A" — PRESS RELEASE
Noranda and Falconbridge Complete Amalgamation Continue as Falconbridge Limited